Mail Stop 6010							November 8, 2006

Ms. Debra Towsley
President and Chief Executive Officer
MEDirect Latino, Inc.
2101 West Atlantic Boulevard, Suite 101
Pompano Beach, Florida 33069

Re:	MEDirect Latino, Inc.
	Form 10 amendment filed July 18, 2006
	File No. 0-51795

 Dear Ms. Towsley:

      We reviewed the subject filing and issued comments on July
31,
2006. On August 17, 2006, we sent you another letter requesting supplemental information concerning the business plan you provided to potential market makers. Copies of these letters are enclosed for your reference. To date, we have not received any response from you pertaining to the aforementioned correspondence.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      As appropriate, please amend your filing in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We note you recently filed a Form 10-K. To the extent you may have addressed our comments in the Form 10-K, please submit correspondence that keys your responses to our outstanding comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      You may contact Ibolya Ignat at (202) 551-3656 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at
(202) 551-3862 or me at (202) 551-3715 with any other questions.
      Sincerely,




      Jeffrey Riedler
   Assistant Director









enclosures


Ms. Debra Towsley
MEDirect Latino, Inc.
November 8, 2006
Page 2